                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
                              ---------------------
                             NEWPOWER HOLDINGS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))


                         WINDSOR ACQUISITION CORPORATION
                                    (OFFEROR)

                                  CENTRICA PLC
                                    (OFFEROR)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                 CUSIP 652463101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  GRANT DAWSON
                                 GENERAL COUNSEL
                                  CENTRICA PLC
                           MILLSTREAM, MAIDENHEAD ROAD
                           WINDSOR, BERKSHIRE SL4 5GD
                                 UNITED KINGDOM
                                 44-1753-494-000

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                 WITH A COPY TO:
                                JOSEPH B. FRUMKIN
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                             NEW YORK, NY 10004-2498
                                 (212) 558-4000
                              ---------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1):                               Amount of Filing Fee(2):
     $133,744,556.40                                          $12,304.50

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:     $12,304.50
                  Form or Registration No.:   Schedule TO
                  Filing Party:               Windsor Acquisition Corporation
                                              Centrica plc
                  Date filed:                 March 1, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]   third-party tender offer subject to Rule 14d-1.

     [ ]   issuer tender offer subject to Rule 13e-4.

     [ ]   going-private transaction subject to Rule 13e-3.

     [ ]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, dated March 1, 2002, as amended (and as amended hereby, the "Schedule TO") relating to the commencement by Windsor Acquisition Corporation, a Delaware corporation ("Windsor") and an indirect wholly owned subsidiary of Centrica plc, a company organized under the laws of England and Wales ("Centrica"), of its offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of NewPower Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.05 per Share, subject to possible adjustment in accordance with the Merger Agreement a copy of which has previously been filed as Exhibit (d)(1) to the Schedule TO, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2002 (the "Offer to Purchase"), a copy of which has previously been filed as Exhibit (a)(1)(i) to the Schedule
TO, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), a copy of which has previously been filed as Exhibit (a)(1)(ii) to the Schedule TO.

ITEMS 1  through 11.

      The coverpage of the Offer to Purchase is hereby amended and supplemented by adding "Subject to Possible Adjustment as set forth herein", immediately following "$1.05 Net Per Share".

ITEM 2.  Subject Company Information

      The third full paragraph of Section 8 - "Certain Information Concerning NewPower" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      CERTAIN COMPANY PROJECTIONS. In the course of the discussions between Company management and Parent in December 2001, Parent was provided with certain financial information and projections prepared by Company management. These projections are referred to in this document as the "Company Forecasts". The Company Forecasts indicated (1) estimated revenues of the Company of $686 million for fiscal year 2002, $1,252 million for fiscal year 2003, and $1,583 million for fiscal year 2004, (2) estimated net loss of the Company of $63 million for fiscal year 2002, an estimated net income of $26 million for fiscal year 2003, and $104 million for fiscal year 2004, (3) net cash outflows from operating activities of the Company of $51 million for fiscal year 2002, and net cash outflows from operating activities of $15 million for fiscal year 2003 and $116 million for fiscal year 2004, and (4) net cash balances of the Company of $40 million as of December 31, 2002, $50 million as of December 31, 2003 and $161 million as of December 31, 2004. The projections were based on the assumptions that, among other things, the Company was able to continue to operate as a going concern in all markets in which it currently offers service and had sufficient resources, including financial liquidity, available to acquire customers and to continue to purchase commodity at prevailing market prices. Such assumptions may be incorrect. See "Background of the Offer; Contacts with the Company". These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described above.

      The fourth full paragraph of Section 8 - "Certain Information Concerning NewPower" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS: Certain matters discussed herein, including without limitation, the projections set forth above, are forward-looking statements that involve risks and uncertainties. The Company Forecasts are included by Purchaser in this Offer to Purchase solely because such information was provided to Parent during the course of its evaluation of the Company. The Company has advised Purchaser that
(i) it does not, as a matter of course, make public forecasts as to future revenues or profits, (ii) the foregoing projections were based on estimates and assumptions made as of the date of the projections that have not been updated to take into account the changed circumstances of the Company since such date (as described in Section 10) and that are inherently subject to significant financial, economic, regulatory and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control and
(iii) there can be no assurance that the projected results can be realized or that actual results will not be materially higher or lower than those projected. The Company has made no representations to Parent or Purchaser regarding such information and the Company does not assume any responsibility for the achievement of the Company Forecasts. None of Parent, Purchaser, the Dealer Manager, the Information Agent or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completion of the Company Forcasts. The reports of Arthur Andersen LLP incorporated by reference in this Offer to Purchase relate to the historical financial information of the Company, do not extend to the Company Forecasts, and should not be read to do so. None of Parent, Purchaser or the Company anticipates that it will, and each of Parent, Purchaser and the Company disclaims any obligation to, furnish updated forecasts or projections to any person, cause such information to be included in documents required to be filed with the SEC or otherwise make such information public (irrespective in any such case of whether the Company Forecasts, in light of events or developments occurring after the time at which they were originally prepared, shall have ceased to have a reasonable basis).

ITEM 3.  Identity and Background of the Filing Person

      The first full paragraph of Section 9 - "Certain Information Concerning Parent and NewPower" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      Parent is a public limited liability company organized under the laws of England and Wales with principal executive offices located at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD United Kingdom. Its telephone number at that address is (44) 1753-494-000. Parent is a leading provider of energy supply, telecommunications, roadside recovery and financial services. In North America, Parent provides energy supply through Energy America in the U.S. and Direct Energy in Canada.

      Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is an indirect wholly owned subsidiary of Parent. All of the outstanding stock of Purchaser is held by Centrica US Holdings, Inc. ("US Holdings"), a corporation organized under the laws of Delaware. All of the outstanding stock of US Holdings is held by Centrica Luxembourg Holdings SARL ("Centrica Luxembourg"), a company organized under the laws of Luxembourg. All of the outstanding stock of Centrica Luxembourg is held by Centrica US Holdings Limited ("Centrica Holdings Limited"), a company organized under the laws of England and Wales. All the outstanding stock of Centrica Holdings Limited is held by Parent. The principal business of US Holdings, Centrica Luxembourg, and Centrica Holdings Limited is to hold shares of indirect subsidiaries of Parent. Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. As of March 20, 2002, (Pound Sterling) 1 could be exchanged for approximately $1.43.

      The last paragraph of Schedule A to the Offer to Purchase, relating to the directors and executive officers of Purchaser, is hereby amended and restated in its entirety as follows:

                                    PURCHASER

NAME AND BUSINESS                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
ADDRESS                                                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
Nicholas Fulford ..........         Director and     Nick Fulford is Senior Vice-President, Business Development
                                    Secretary and    of Direct Energy Marketing Limited, the principal North
                                    Treasurer        American subsidiary of Parent. He was with the British Gas
                                                     Corporate Centre from 1993 until the demerger of British Gas in 1997. He is a member of the Direct Energy Marketing
                                                     Limited Executive Committee and the North American Strategy
                                                     Committee.

George Earle ..............         President        George Earle is Group Director, Chief Executives Office of
                                                     Parent since October, 2001. He formerly was Group Financial
                                                     Services Director, Marconi plc from November 1997 to August
                                                     2001. He was Deputy Finance Director of The General Electric
                                                     Company, p.l.c. (now renamed Marconi) from October, 1989 through
                                                     October, 1997.

ITEM 4.  Terms of the Transaction

      The fourth full paragraph of Section 1 - "Terms of the Offer." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      Notwithstanding the foregoing, Purchaser may (but shall not be obligated to, except as may be required in the case of an adjustment to the Offer Price as described above), without the consent of the Company, (i) extend the Offer for one or more periods of time (which, without the consent of the Company, shall not exceed ten days per extension), if at the then Expiration Date of the Offer any of the Offer Conditions are not satisfied, until such time as such Offer Conditions are satisfied or waived, (ii) extend the Offer for any period required by any order, decree or rating of, or any rule, regulation, interpretation or position of any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic or foreign (a "Governmental Entity") applicable to the Offer or (iii) provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will purchase, all Shares validly tendered and not withdrawn promptly after the expiration of the Offering Period. If Purchaser elects to provide a Subsequent Offering Period (as defined below), it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of 20 business days) by giving oral or written notice of such extension to the Depositary. If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions, it will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period. Consistent with applicable rules and regulations of the SEC, Purchaser reserves the right not to accept Shares for payment upon expiration of the Offer if any condition to the Offer remains unsatisfied and unwaived. Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

      The first full paragraph of Section 2 - "Acceptance for Payment and Payment for Shares." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not withdrawn promptly after the expiration of the Offering Period. If there is a Subsequent Offering Period, all Shares validly tendered and not withdrawn during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof and Shares validly tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares if any necessary governmental filings, authorizations, orders and approvals described in Sections 13 and 14 shall not have been obtained or made. See
Section 13. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), (iii) any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined below) and (iv) any other required documents.

      The third full paragraph of Section 2 - "Acceptance for Payment and Payment for Shares." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), promptly following expiration or termination of the Offer.

      The first full paragraph following clause (m) of Section 13 - "Certain Conditions of the Offer." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

which, in the reasonable judgment of Parent and Purchaser, in any such case, and regardless of the circumstances giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for the Shares.

      The last full paragraph of Section 13 - "Certain Conditions of the Offer." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition or may be waived by Parent or Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Consistent with applicable rules and regulations of the SEC, Purchaser reserves the right not to accept Shares for payment upon expiration of the Offer if any condition to the Offer remains unsatisfied and unwaived.

      The first sentence of the last paragraph of Section 5 - "Certain Federal Income Tax Consequences of the Offer." is hereby amended as follows:

      The words "IS INCLUDED FOR GENERAL INFORMATION ONLY AND" are deleted.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements

      The sixth full paragraph of Section 10 - "Background of the Offer; Contacts with the Company." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      Following its review of certain financial and other information regarding the Company, on November 26, 2001, Parent submitted a written, preliminary, nonbinding indication of interest with respect to a proposed acquisition of the Company on a going concern basis for a cash purchase price of up to $2.00 per Share on a fully diluted basis, subject to further due diligence and certain other conditions and financial assumptions including: (i) the termination of certain arrangements between the Company and other third parties, including the contracts with Enron covered by the Enron Settlement Agreement and the Enron Termination Agreement (as described in Section 11 of this Offer to Purchase), on specified terms, and (ii) the maintenance of the Company's net cash balances at projected levels.

      The twelfth full paragraph of Section 10 - "Background of the Offer; Contacts with the Company." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      On January 27, 2002, Parent communicated to the Company a revised proposal and proposed markup of the merger agreement and withdrew its prior proposal. The revised proposal included an offer to acquire all outstanding Shares on a fully diluted basis for $1.30 per Share in a cash tender offer, with a mechanism to adjust the purchase price as of the date (the "determination date") on which all conditions to closing the tender offer were satisfied or waived. The change in proposed terms was based on, among other things, Parent's consideration of the impact of the termination by the Company of trading and other transactions with Enron (which ultimately came to be covered by the Enron Agreement described in Section 11). The purchase price adjustment mechanism would adjust the purchase price upward or downward, on a dollar-for-dollar per Share basis, based on changes in commodity forward prices between signing and the determination date. If the purchase price adjustment would result in a purchase price greater than $1.50, Parent could terminate the agreement unless the Company agreed to close the offer at $1.50 per Share. If the purchase price adjustment would result in a purchase price less than $1.00, the Company could terminate the agreement unless Parent agreed to close the offer at $1.00 per Share. The revised proposal eliminated the Signing Conditions and the January 10 Closing Conditions, but included certain other conditions to the consummation of the tender offer, some of which were carried forward from Parent's January 10 proposal, including (i) Bankruptcy Court approval of a settlement agreement between the Company and Enron, (ii) obtaining binding tender agreements from stockholders of the Company holding a majority of the Shares on a fully diluted basis, and (iii) that there exist no reasonable possibility that the Company would become subject to criminal liability or material civil liability as a result of the Company's dealings with Enron.

      The fifteenth full paragraph of Section 10 - "Background of the Offer; Contacts with the Company." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      On February 10 and February 11, 2002, meetings were held at Parent's headquarters in Windsor, England, among Messrs. Lockhart and Jacobs and certain other representatives of the Company and representatives of Parent in an effort to provide Parent with further information about the Company's relationship with Enron generally, and to attempt to reach a final agreement on the financial and other terms and conditions of Parent's proposal. At these meetings, the Company's representatives made clear their belief that the Company has no undisclosed liability as a result of its dealings with Enron and the Company's representatives described what such representatives indicated to be the history of the Company's relationship with Enron, including expressing to Centrica that they lacked knowledge concerning the Enron-related entities into which Enron transferred its holdings of Shares and Class A Warrants (other than as set forth from time to time in public filings and announcements by Enron). However, during January and February, allegations of possible misconduct at Enron achieved an extraordinary public visibility and Parent, considering its obligations to its own shareholders to achieve the best price possible, was concerned that the overall visibility of the Enron situation could detract from the value of NewPower. Parent proposed a further reduction in the offer price to $1.05 per Share, advising the Company that the reduction was to address Parent's continued concern about risks inherent in the proposed transaction as a result of the historic association with Enron and disclosed obligations of the Company. The purchase price adjustment mechanism was retained. If the purchase price adjustment would result in a purchase price greater than $1.30, Parent could terminate the agreement unless the Company agreed to close the offer at $1.30 per Share. If the purchase price adjustment would result in a purchase price less than $0.80, the Company could terminate the agreement unless Parent agreed to close the offer at $0.80 per Share. Parent also proposed certain changes to the tender offer conditions, including a condition that the Bankruptcy Court approve an injunction against potential Enron consolidated liabilities that the Company might face. See Section 11 for a description of the Enron Agreements, which relate to the termination and settlement of certain obligations between the Company and certain of its affiliates and Enron.

      The fifth full paragraph of Section 9 - "Certain Information Concerning Parent and NewPower" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      Except as set forth in Sections 10 and 11, there have been no negotiations, transactions or material contacts during the past two years between Parent, Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets nor to the best knowledge of Parent and Purchaser, have there been any negotiations or material contacts between subsidiaries, executive officers and directors. Except as described in Sections 10 and 11, none of Parent, Purchaser, US Holdings, Centrica Luxembourg, and Centrica Holdings Limited, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has since the date hereof had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

ITEM 7. Source and Amount of Funds or Other Consideration

      Section 12 - "Source and Amount of Funds." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      Parent and Purchaser estimate that the total amount of funds required to purchase all the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $195,000,000. Parent and Purchaser collectively currently have sufficient cash resources necessary to consummate the Offer and the Merger.

ITEM 8.  Interest in Securities of the subject Company

      The fourth full paragraph of Section 9 - "Certain Information Concerning Parent and NewPower" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      Except with respect to the Tender Shares as described above, neither Parent nor Purchaser, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or has engaged in any transactions in Shares in the past 60 days. None of Parent, Purchaser, US Holdings, Centrica Luxembourg, and Centrica Holdings Limited have purchased any Shares during the past two years.


ITEM 11.  Additional Information.

      The seventh full paragraph of Section 14 - "Certain Legal Matters." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      BANKRUPTCY COURT APPROVAL. The Merger Agreement provides that a final non-appealable order of the Bankruptcy Court approving (i) the Enron Settlement Agreement, the Enron Termination Agreement and the Enron Tender Agreement (collectively, the "Enron Agreements") and (ii) the issuance of an injunction by the Bankruptcy Court enjoining any person from seeking from NewPower any payment in respect of or contribution to any liabilities or obligations arising out of or relating primarily to the conduct by Enron and its affiliates of their respective businesses or the ownership or the operation thereof, is a condition to consummation of the Offer and the Merger. For a complete description of all of the conditions to which the offer is subject, see Section 13 of this document. For a description of the Enron Agreements, see Section 11 of this Offer to Purchase.

      The eighth full paragraph of Section 14 - "Certain Legal Matters." of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      Enron and its affiliates which are parties to the Enron Agreements have agreed to file a joint motion for determination of approval by the Bankruptcy Court of the Enron Agreements and the transactions contemplated thereby and requesting the injunction described above and to use their reasonable best efforts to obtain an order from the Bankruptcy Court approving the joint motion, as promptly as is practicable and in any event within 60 days after the date of the execution of the Enron Agreements. The Bankruptcy Court has set March 27, 2002 to consider the matters set forth in the joint motion described above, although the court is entitled to change the date and delay consideration of such matters. Although Enron and certain of its affiliates have executed the Enron Agreements, and the creditors' committee, which represents the creditors of Enron in the Chapter 11 proceedings, has approved the Enron Agreements, the Enron Agreements may be contested by creditors of Enron, and we can give no assurance if and when the Bankruptcy Court will grant its approval for the Enron Agreements and the other matters required by the Merger Agreement.

                                    SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   WINDSOR ACQUISITION CORPORATION


                                   By:  /s/ George Earle
                                        ------------------------------------

                                        Name: George Earle
                                        Title: President


                                   CENTRICA PLC


                                   By:  /s/ Grant Dawson
                                        ------------------------------------
                                        Name: Grant Dawson
                                        Title: General Counsel and Company
                                               Secretary

Date:  March 20, 2002